Filed Pursuant to Rule 424(b)(3)

Registration No. 333-125338

SUPPLEMENT NO. 4, DATED NOVEMBER 1, 2006

TO THE PROSPECTUS DATED AUGUST 17, 2006

OF DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

We are providing this Supplement No. 4 to you in order to supplement our prospectus. This supplement must be read in conjunction with our prospectus dated August 17, 2006, as supplemented by our Supplement No. 1 dated August 21, 2006, our Supplement No. 2 dated August 28, 2006 and our Supplement No. 3 dated September 29, 2006.

DESCRIPTION OF PROPERTIES

The following information should be read in conjunction with the information in our prospectus, including the section “Risk Factors.”

Property Acquisitions

First Closing Assets under the DCT Joint Venture

On October 16, 2006, a wholly-owned subsidiary of ours acquired a fee interest in three industrial properties (the “First Closing Assets”) pursuant to a joint venture agreement entered into on September 1, 2006 (the “DCT Joint Venture”) between us and DCT Industrial Trust, Inc. (“DCT Industrial Trust”), formerly known as Dividend Capital Trust, Inc. The First Closing Assets consisted of the following three properties: 1) Rickenbacker IV Industrial Property (“Rickenbacker IV”), an industrial property located in Columbus, Ohio, 2) Park West Q Industrial Property (“Park West Q”), an industrial property located in Cincinnati, Ohio, and 3) Eagle Creek East Industrial Property (“Eagle Creek East”), an industrial property located in Minneapolis, Minnesota. The total acquisition cost of the First Closing Assets was approximately $34.0 million (consisting of an approximate $33.6 million purchase price plus additional due diligence and other closing costs) and was paid for entirely using proceeds from our public equity offering. The three properties of the First Closing Assets comprise 636,230 net rentable square feet and are currently 100% leased to nine tenants.

The First Closing Assets were acquired pursuant to a purchase agreement entered into by us and wholly owned subsidiaries of DCT Industrial Trust, the seller. The total cost of this acquisition may increase by additional costs which have not yet been finally determined. Any additional costs are not expected to be material.

Pursuant to an advisory agreement (the “Advisory Agreement”) between us and Dividend Capital Total Advisors LLC (the “Advisor”), upon closing, we paid to the Advisor an acquisition fee in the amount of approximately $672,000 (equal to 2% of the approximate $33.6 million purchase price). This amount is not included in the approximate $34.0 million in total acquisition cost of the First Closing Assets. The Advisor will also receive an asset management fee consisting of: (i) a monthly fee equal to one twelfth of 0.5% of our pro rata portion of the aggregate cost (before non cash reserves and depreciation) of the First Closing Assets and (ii) a monthly fee equal to 6.0% of our aggregate monthly net operating income derived from the First Closing Assets.

We and DCT Industrial Trust may in the future pursue similar arrangements. In addition, DCT Industrial Trust is eligible for potential profit participation upon the ultimate sale of the properties comprising the First Closing Assets. DCT Industrial Trust will manage the properties comprising the First Closing Assets, for which it will receive customary market-based property and asset management fees from the Advisor.

Dividend Capital Total Realty Operating Partnership L.P., our operating partnership (the “Operating Partnership”), is offering undivided tenancy-in-common interest in some or all of the properties that comprise the First Closing Assets to accredited investors in private placements exempt from registration under the Securities Act of 1933, as amended. We anticipate that these tenancy-in-common interests may serve as replacement properties for investors seeking to complete like-kind exchange transactions under

Section 1031 of the Internal Revenue Code of 1986, as amended (the “Code”). Additionally, any tenancy-in-common interests sold to investors pursuant to such private placements would be 100% leased by the Operating Partnership, and such leases would contain purchase options whereby the Operating Partnership would have the right, but not the obligation, to acquire the tenancy-in-common interests from the investors at a later time in exchange for units of limited partnership in the Operating Partnership (“OP Units”) under Section 721 of the Code.

During the next three to six months, we expect to raise up to approximately $34.0 million from the sale by the Operating Partnership of undivided tenancy-in-common interests in the First Closing Assets. We will record such potential proceeds as financing obligations in our consolidated balance sheets pursuant to Statement of Financial Accounting Standards No. 98 Accounting for Leases (“SFAS No. 98”). In such an instance, the Operating Partnership will lease back the undivided interests sold to unrelated third-party investors and, in accordance with SFAS No. 98, all or a portion of the rental payments made to such investors under these lease agreements will be recognized as interest expense using the interest method. There is no guarantee that the sale of undivided tenancy-in-common interests in the First Closing Assets will occur for the estimated amount or at all.

Second Closing Assets under the DCT Joint Venture

On October 31, 2006, a wholly-owned subsidiary of ours acquired a fee interest in three industrial properties (the “Second Closing Assets”) pursuant to the DCT Joint Venture. The Second Closing Assets consisted of the following three properties: 1) Eagle Creek West Industrial Property (“Eagle Creek West”), an industrial property located in the Minneapolis, Minnesota market, 2) Park West L Industrial Property (“Park West L”), an industrial property located in the Cincinnati, Ohio market, and 3) Minnesota Valley III Industrial Property (“Minnesota Valley III”), an industrial property located in the Minneapolis, Minnesota market. The total acquisition cost of the Second Closing Assets was approximately $32.0 million (consisting of an approximate $31.7 million purchase price plus additional due diligence and other closing costs) and was paid for through a combination of (i) proceeds from our public equity offering and (ii) debt financing. The three properties of the Second Closing Assets comprise 514,972 net rentable square feet and are currently 100% leased to a total of six tenants.

The Second Closing Assets were acquired pursuant to a purchase agreement entered into by us and wholly-owned subsidiaries of DCT Industrial Trust, the seller. The total cost of this acquisition may increase by additional costs which have not yet been finally determined. Any additional costs are not expected to be material.

Pursuant to the Advisory Agreement, upon closing, we paid to the Advisor an acquisition fee in the amount of approximately $634,000 (equal to 2% of the approximate $31.7 million purchase price). This amount is not included in the approximate $32.0 million in total acquisition cost of the Second Closing Assets. The Advisor will also receive an asset management fee consisting of: (i) a monthly fee equal to one twelfth of 0.5% of our pro rata portion of the aggregate cost (before non cash reserves and depreciation) of the Second Closing Assets and (ii) a monthly fee equal to 6.0% of our aggregate monthly net operating income derived from the Second Closing Assets.

We and DCT Industrial Trust have in the past and may in the future pursue similar arrangements. In addition, DCT Industrial Trust is eligible for potential profit participation upon the ultimate sale of the properties comprising the Second Closing Assets. DCT Industrial Trust will manage the properties comprising the Second Closing Assets, for which it will receive customary market-based property and asset management fees from the Advisor.

The Operating Partnership may offer undivided tenancy-in-common interests in some or all of the properties that comprise the Second Closing Assets to accredited investors in private placements exempt from registration under the Securities Act of 1933, as amended. The Company anticipates that these tenancy-in-common interests may serve as replacement properties for investors seeking to complete like-kind exchange transactions under Section 1031 of the Code. Additionally, any tenancy-in-common interests sold to investors pursuant to such private placements would be 100% leased by the Operating Partnership, and such leases would contain purchase options whereby the Operating Partnership would have the right, but not the obligation, to acquire the tenancy-in-common interests from the investors at a later time in exchange for OP Units under Section 721 of the Code.

During the next three to six months, we expect to raise up to approximately $32.0 million from the sale by the Operating Partnership of undivided tenancy-in-common interests in the Second Closing Assets. We will record such potential proceeds as financing obligations in our consolidated balance sheets pursuant to SFAS No. 98. In such an instance, the Operating Partnership will lease back the undivided interests sold to unrelated third-party investors and, in accordance with SFAS No. 98, all or a portion of the rental payments made to such investors under these lease agreements will be recognized as interest expense using the interest method. There is no guarantee that the sale of undivided tenancy-in-common interests in the Second Closing Assets will occur for the estimated amount or at all.